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September 11, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

RE:	Ascend Telecom Holdings Limited
Amendment No. 1 to Registration Statement on Form F-4
Filed August 20, 2015
File No. 333-205872

Dear Mr. Spirgel:

Set forth below are the responses of Ascend Telecom Holdings Limited (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 27, 2015 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-4 (File No. 333-205872) filed with the Commission on August 20, 2015 (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment from the Comment Letter in bold text. All references to page numbers and captions in the Company’s responses correspond to Amendment No. 2 to the Registration Statement (“Amendment No. 2”) unless otherwise specified. A copy of Amendment No. 2 is enclosed and has been marked to show changes from Amendment No. 1 as filed.

Prospectus Cover Page / Letter to Shareholders

1.	We note your response to prior comment 3 and the revisions to your disclosure. Please further endeavor to disclose how the transaction will work in clear, everyday language. For example, disclose that the business combination will result in Ascend Holdings, a new entity incorporated in the Cayman Islands, acquiring ROI and Ascend India, with ROI shareholders holding between 36.0% to 41.9% of Ascend Holdings’ ordinary shares, the Sponsor holding between 12.1% and 11.0% of Ascend Holdings’ ordinary shares, and the prior majority holder of Ascend India holding between 51.9% and 47.1% of Ascend Holdings’ ordinary shares. In addition, please increase the font size to a more readable size.

United States Securities and Exchange Commission September 11, 2015 Page 2 of 21

Response: The Company has further endeavored to disclose how the transaction will work in clear, everyday language, including that the Business Combination will result in Ascend Holdings, a new entity incorporated in the Cayman Islands, acquiring ROI and Ascend India, with ROI shareholders holding between 36.0% to 41.9% of Ascend Holdings’ ordinary shares, the Sponsor holding between 12.1% and 11.0% of Ascend Holdings’ ordinary shares, and the prior majority holder of Ascend India holding between 51.9% and 47.1% of Ascend Holdings’ ordinary shares. The Company has also increased the font size of the cover letter to a more readable size.

2.	Please clarify throughout the document that the information you provide assumes that a maximum of only 2,258,000 out of 12,500,000 public shares (or 18%) will be redeemed since this is a condition to Ascend India’s obligation to consummate the merger. Clarify that this is a contractual condition to the merger and not a limitation imposed by your articles of incorporation. You should provide this clarification whenever you discuss the number of Ascend Holdings shares that will be issued in the business combination, the percentage holdings of the constituent parties after the business combination (i.e., ROI shareholders, Sponsor and NSR), and the amount of the trust fund available for the specific uses of proceeds in connection with the business combination, among others.

Response: The Company has clarified throughout the document that the information provided assumes that a maximum of 2,258,000 out of 12,500,000 public shares (or 18%) will be redeemed, that this is a condition to Ascend India’s obligation to consummate the Business Combination, and that this condition is contractual and not a limitation imposed by ROI’s amended and restated certificate of incorporation. The Company has included this clarification throughout the proxy statement/prospectus where there is a discussion of the number of Ascend Holdings shares that will be issued in the Business Combination, the percentage holdings of the constituent parties after the Business Combination, and the amount of funds from the trust account that is expected to be available for the specific uses of proceeds in connection with the Business Combination.

3.	We note that the warrant amendment proposal now provides public warrantholders with the opportunity for the warrants to survive, become exercisable for the ordinary shares of Ascend Holdings and be assumed by Ascend Holdings. Please provide us with a brief legal analysis as to whether these “survivable” warrants are in fact new warrants being offered by Ascend Holdings and whether this proposed transaction also should be registered.

Response: The Company respectfully advises the Staff that Section 4.4 of the warrant agreement governing ROI’s warrants provides that in the case of any merger or consolidation of ROI with or into another corporation, the holders of the warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants, the kind and amount of shares of stock or other securities or property receivable upon such merger that the holder of the warrants would have received if such holder had exercised his warrants immediately prior to such merger. As such, the Company believes that the terms of the warrant agreement provide for the continuation of the warrants under their current terms, with the same exercise price, expiration and other terms, except that the warrants will become exercisable for ordinary shares of Ascend Holdings after the Business Combination. Therefore, the Company does not believe that the warrants that survive the Business Combination will be “new” warrants offered by Ascend Holdings such that the proposed transaction also should be registered.

United States Securities and Exchange Commission September 11, 2015 Page 3 of 21

4.	Please clarify throughout the document how and when public warrantholders must make their elections under the proposed warrant amendment. Your disclosure on page 95 states that public warrantholders who wish to elect receiving cash and ordinary shares must vote in favor of the warrant proposal and make the election by marking the appropriate space on the proxy card. However, the form of proxy card filed as Exhibit 99.2 does not provide warrantholders with any means to make an election. Please advise and revise as appropriate.

Response: The Company has clarified on pages 19, 28 and 102-103 how and when public warrantholders must make their elections under the proposed warrant amendment. The Company has also revised the form of proxy card filed as Exhibit 99.2 to provide warrantholders with means to make an election.

5.	We note that if both the warrant amendment and business combination are approved, those warrant holders that voted against the warrant amendment or who make no election will receive only the second option -- $0.50 in cash and 0.05 ordinary shares of Ascend Holdings and cash in lieu of fractional shares. Therefore, when discussing the warrant amendment, please clarify that only those warrantholders who vote for the warrant amendment and correctly follow the procedures for making an election will be able to choose between the two options.

Response: The Company has clarified throughout the proxy statement/prospectus, when discussing the warrant amendment, that only those warrantholders who vote for the warrant amendment and correctly follow the procedures for making an election will be able to choose between having their warrants survive the Business Combination and receiving cash and ordinary shares at the closing.

Questions and Answers About the Proposals for Stockholders and Public Warrantholders, page 5

6.	We note that you provide a Q&A regarding the U.S. federal income tax consequences to ROI shareholders of exercising their redemptions rights. Please also provide Q&As regarding the U.S. federal tax consequences to holders of ROI public shares of the business combination and to ROI public warrantholders of the warrant amendment.

United States Securities and Exchange Commission September 11, 2015 Page 4 of 21

Response: The Company has provided a Q&A on pages 10-12 regarding the U.S. federal income tax consequences to ROI stockholders of the merger of ROI with and into Merger Sub and to ROI warrantholders of the warrant amendment.

Q: Why am I receiving this proxy statement/prospectus?, page 5

7.	You disclose your estimation that between INR 5,155,322,223 and INR 5,585,461,616 will be available as a result of the business combination after payments to the warrantholders, ROI public stockholders who redeem their shares and the transaction expenses. You state that you will use this available cash to pay INR 2,700,000,000 for the remaining equity interest in Ascend India. Also, disclose that you intend to repay INR 1,800,000,000 owed by Ascend India to IL&FS Financial Services Limited. Furthermore, so that shareholders can understand these amounts in relation to the amount currently held in the trust account, please also include what these amounts would be in U.S. dollars and the remaining amount that would be left in the trust.

Response: The Company has revised the disclosure on page 5 in accordance with the Staff’s comment.

Organizational Structure, page 20

8.	We note your response to prior comment 12. To make the information more meaningful, please further revise the final structure so that each party retains the color attributed to it in the initial structure. Also, include the Sponsor and its percentage ownership of ROI in the initial structure. Lastly, please indicate in the final structure that ROI was merged into Merger Sub.

Response: The Company has revised the organizational structures on page 25 in accordance with the Staff’s comment.

Background of the Business Combination, page 82

9.	We note your revised disclosure in response to comment 20 of our prior letter. Please further expand your discussion of the parties’ negotiations to provide the reader with a more in-depth understanding of the considerations that went into the structure and the business combination overall.

Response: The Company has revised pages 92-94 to expand the discussion of the parties’ negotiations to provide the reader with a more in-depth understanding of the considerations that went into the structure and the Business Combination overall.

10.	In addition, please update your disclosure to discuss the background and reasons for the August 19, 2015 amendment to the merger agreement and changes to the warrant proposal.

United States Securities and Exchange Commission September 11, 2015 Page 5 of 21

Response: The Company has revised the disclosure on page 94 in accordance with the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 97

11.	We note your response to comment 6. Please provide a separate column giving effect to the potential redemption by ROI shareholders up to an amount that would leave ROI’s net tangible assets at $5,000,001 or tell us why such column is not required pursuant to Rule 11-02(b)(8) of Regulation S-X.

Response: The Company respectfully advises the Staff that it has not included a separate column giving effect to the potential redemption of public shares up to an amount that would leave ROI’s net tangible assets at $5,000,001 because it believes that the occurrence of such a scenario would be a material variation from the current terms of the Business Combination that would necessitate significant revisions throughout the proxy statement/prospectus in order to make the disclosures therein not materially misleading. The merger agreement currently provides that it is a closing condition that no more than 2,258,000 shares of ROI common stock are redeemed by ROI stockholders in connection with the stockholder vote to approve the Business Combination. While it is possible that the Company could waive this closing condition, if such a waiver were to occur, ROI’s board of directors will assess the materiality of the amount to which such waiver relates and make a determination as to whether to supplement the proxy/statement prospectus (in its entirety), modify the timing of the special meetings and/or re-solicit stockholder approval of the Business Combination, or some combination thereof. Such determination will be based on ROI’s board’s conclusion as to whether the changes in the terms of the Business Combination as a result of such waiver render the disclosure that was previously provided to its stockholders and warrantholders materially misleading. Until any such waiver occurs, the Company believes that it would not be useful or beneficial to investors to present a separate column giving effect to a scenario that, while possible, is at such material variance to the current terms of the transaction.

12.	We note your response to our comment 23. As previously requested, please tell why you did not recognize the difference between the fair value of your shares and ROI’s identifiable net assets as NASDAQ listing expense. Refer to paragraphs 8 and 13A of IFRS 2 and the IFRS Interpretations Committee agenda decision on “IFRS 3 Business Combination and IFRS 2 Share-based Payment-Accounting for reverse acquisitions that do not constitute a business” at http://media.ifrs.org/2013/IFRIC/March/IFRIC-Update-March-2013.pdf.

Response: The Company has revised its unaudited pro forma financial statements to reflect the difference between the fair value of the ROI net identifiable assets and the fair value of the shares issued by the Company, in accordance with paragraph 13a of IFRS 2 and the IFRS Interpretations Committee agenda decision on “IFRS 3 Business Combination and IFRS 2 Share-based Payment-Accounting for reverse acquisitions that do not constitute a business” at http://media/ifrs.org/2013/IFRIC/March/IFRIC-Update-March-2013.pdf. The Company has included disclosure at adjustment K in Amendment No. 2 regarding the above and included a calculation of difference.

United States Securities and Exchange Commission September 11, 2015 Page 6 of 21

13.	We note your response to comment 24. Please tell us in more detail why you believe the share price of ROI represents the fair value of your shares. In your response tell us how you considered the cash consideration payable to IL&FS for its 32% interest in Ascend India in determining the fair value of your shares.

Response: As disclosed on page 97 of the proxy statement/prospectus, based on ROI’s review of equity research reports written on other tower companies, ROI determined that the primary valuation metric used by such equity analysts is ratio of total enterprise value to EBITDA. Typically, this metric is evaluated on the basis of current year’s and one year forward’s estimated results. When this analysis was prepared, ROI estimated that the relevant publicly traded tower companies traded at an average of 21.5x enterprise value divided by LTM EBITDA and 17.5x enterprise value divided by calendar year 2015 estimated EBITDA. ROI determined that the pro forma valuation of Ascend Holdings of $10 per share, which was based on the cash value per share of ROI’s common stock, and pro forma enterprise value of Ascend Holdings of $335 million, which were agreed to by ROI and NSR in arms’ length negotiations, implied trading multiples of 14.1x 2015 EBITDA and 11.8x estimated 2016 EBITDA. The parties viewed this as an attractive discount to the trading multiples of the other relevant publicly traded tower companies, which would be appropriate for the debut of Ascend Holdings as a public company. Accordingly, the Company believes that $10 represents fair value for its shares. The cash consideration payable to the IL&FS Parties for their Ascend India shares implies an approximately 15% discount to this valuation, which the parties determined was appropriate based on the fact that the IL&FS Parties would be receiving cash for their shares and therefore not taking on the going-forward risk being assumed by the other parties to the Business Combination who are receiving shares of Ascend Holdings.

14.	We note your response to comment 25. However, it appears that the ownership interest of NSR (and its affiliates) and ROI Public Stockholders on page 19 are still different from the pro forma information listed on page 99. Please revise or tell us and disclose the reason for the difference.

Response: The Company respectfully advises the Staff that the ownership interest set forth on page 24 represents the ownership interest assuming none of the earnout shares of NSR and the Sponsors are forfeited, whereas the ownership interests on page 109 represent the ownership interest excluding the earnout shares, as the earnout shares are not recorded on the pro forma balance sheet because they are subject to forfeiture. Additionally, the ROI ownership interest on page 109 includes the ownership interest of the Sponsor, separately disclosed on page 24. To ensure there is no confusion to this effect, the Company has revised footnote 3 on page 109 to clearly articulate the Sponsor shares are included in the ROI ownership interest on page 109 and that the ownership interest disclosed in the above table excludes the impact of all earnout shares. The revised footnote 3 on page 109 is as follows:

“The ownership interest percentages included in the above table represent the ownership interest excluding the impact of the earnout shares issuable to NSR and to the Sponsor, as they are not included in the pro forma financial information because they are subject to forfeiture. See page 24 for the impact on ownership interest if the earnout shares are not forfeited. Additionally, the ROI ownership interest in the above table includes the Sponsor ownership interest separately disclosed on page 24.”

15.	We note your response to comment 30. If the shares to be granted after the closing of the Business Combination are directly related to the Business Combination, please provide disclosures similar to the disclosures on page 23 and the reasons why the transactions are not reflected in the pro forma financial statements.

Response: The Company has revised the pro forma disclosure on page 108 to clarify that after the closing of the Business Combination, the Company will issue restricted stock units (“RSUs”) and that those RSUs are not reflected in the pro forma financial statements. The disclosure now incorporates the disclosure on page 29 and explains why they are not included in the pro forma financial statement as follows:

United States Securities and Exchange Commission September 11, 2015 Page 7 of 21

“In addition, after the closing of the Business Combination, restricted stock units (“RSUs”) for ordinary shares equivalent to 2.5% of the issued and outstanding ordinary shares of Ascend Holdings will be granted to the directors and executive officers of Ascend Holdings as determined by the compensation committee pursuant to the equity incentive plan of Ascend Holdings, as described below under “Ascend Group's Executive Officers and Management — Equity Plan.” Further, after the closing of the Business Combination, RSUs for ordinary shares equivalent to 13.5% of the issued and outstanding ordinary shares at the time of the closing of the Business Combination will be granted to an affiliate of NSR as compensation for services to be provided under the Consultancy Services Agreement, as described under “Certain Relationships and Related Transactions — Ascend Holdings —  Consultancy Services Agreement.” As the aforementioned RSUs, described in more detail on page 29, will be granted subsequent to the close of the Business Combination, the Consultancy Services Agreement and Equity Plan will not be in effect until after close of the Business Combination, and the strike price of the RSUs is not yet finalized, the impact of the issuance of the RSUs cannot be reasonably estimated and factually supportable at this time and therefore is not reflected in the unaudited pro forma condensed combined financial statements.”

Unaudited Pro Forma Condensed Combined Balance Sheet, page 100

16.	Refer to adjustment B in “Additional paid-in capital.” Provide an explanation for the debt and credit adjustments of 9,373,022,251.

Response: The Company respectfully advises the Staff that it has revised the pro forma to remove the credit and debit adjustments of 9,373,022,251, as they were incorrectly carried over from the initial filing of the Registration Statement.

17.	Refer to adjustment E. Please tell us and disclose why you are reclassifying other components of equity to additional paid-in capital.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the pro forma presentation to remove the reclassification of “Other components of equity” to “Additional paid-in capital” and amended adjustment E to reflect the same.

18.	Refer to adjustment G in “Additional paid-in capital.” Please tell us why the amount of the adjustment G is not presented. We note that adjustment G is reflected as a credit in “Cash and short term deposits” and as a debit in “Interest bearing loans and borrowings.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there should not be an adjustment G going through “Additional paid-in capital,” and the Company has revised the pro forma presentation accordingly.

United States Securities and Exchange Commission September 11, 2015 Page 8 of 21

19.	We note your response to comment 28 and adjustment K. It appears that the par value of each share after the Business Combination is equal to the $10 fair value of each share issued instead of a par value per share of $1.00. Please revise to only reflect the total par value as share capital and the total amount in excess of the total par value should be reflected as an adjustment to increase additional paid-in capital. In addition, disclose the $1.00 par value of each share.

Response: The Company has revised the pro forma adjustments K to reflect the par value per share of $1.00 in Share capital and the amount in excess of the total par value as an adjustment to additional paid-in capital.

20.	Refer to adjustment L. Please confirm that the amount of this adjustment represents only the total par value of the shares redeemed. If not, revise to only reflect the total par value of the shares redeemed and the total amount in excess of the total par value should be reflected as an adjustment to additional paid-in capital. We note that the par value of your share is $1.00.

Response: The Company has revised the pro forma adjustments L to reflect the par value per share of $1.00 in Share capital and the amount in excess of the total par value as an adjustment to additional paid-in capital.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 101

21.	Refer to adjustment K. Please revise the reference to adjustment M.

Response: The Company has revised the reference to adjustment K in the unaudited pro forma condensed combined statement of operations to adjustment M.

22.	Refer to adjustment L. Please revise the reference to adjustment N and provide explanations for the adjustments to “Formation and operating costs” and “Weighted average shares outstanding.” The current disclosure does not explain the reasons for the adjustments to “Formation and operating costs” and “Weighted average shares outstanding.” In addition, present separately the amount of the adjustment related to “Formation and operating costs” included in the total adjustment of 7,348,431.

Response: The Company has revised the reference to adjustment L in the unaudited pro forma condensed combined statement of operations to adjustment O. The disclosure of adjustment O has been revised to note that adjustment O represents the entire adjustment of 7,348,431.

23.	Refer to adjustment M. Please revise the reference to adjustment O and present separately the amount of this adjustment included in the total adjustment of 7,348,431.

United States Securities and Exchange Commission September 11, 2015 Page 9 of 21

Response: The Company has revised the reference to adjustment M in the unaudited pro forma condensed combined statement of operations to adjustment O. The disclosure of adjustment O has been revised to note that adjustment O represents the entire adjustment of 7,348,431.

24.	We note your response to comment 31. You indicated that earnout shares are not recorded on the pro forma balance sheet due to the uncertainty. However, we also note footnote 3 on page 99 that your pro forma financial information includes the earnout shares issuable to NSR and to the Sponsor. In this regard, please clarify your statement. In your response, please also provide us the IFRS guidance that you refer to.

Response: The Company respectfully advises the Staff that footnote 3 on page 99 in Amendment No. 1 incorrectly indicated that the pro forma financial information included the earnout shares issuable to NSR and to the Sponsor. The Company has revised its disclosure in footnote 3 on page 109 accordingly.

The Company further advises the Staff that the terms of the earnout shares are not yet finalized. Therefore, it cannot be ascertained whether the consideration shall be accounted for as consideration for acquisition of any assets. Under IFRS, no specific accounting guidance is provided when the consideration varies post initial recognition of the asset, and thus reference was made to the guidance set forth under the IFRIC update as of March 2013. As the earnout shares criteria and their measurement cannot be ascertained as of the date of the pro forma financials, the earnout shares have not been accounted for in the pro forma financial information.

25.	Refer to adjustment N. Please revise to adjustment P.

Response: The Company has revised the reference to adjustment N in the unaudited pro forma condensed combined statement of operations to adjustment P.

Comparative Share Information, page 103

26.	We note your response to comment 33. It appears that you have already presented the number of shares outstanding in millions. As such, please delete the “(in millions)” next to shares outstanding.

United States Securities and Exchange Commission September 11, 2015 Page 10 of 21

Response: The Company has revised its comparative share information to delete “(in millions)” next to shares outstanding.

Material U.S. Federal Income Tax Considerations, page 104

27.	We have considered your response to prior comment 37 and believe you should file a tax opinion regarding the U.S. federal income tax consequences you have set forth in the document. In this regard, you have not represented that the business combination will be a taxable transaction. Rather, you have represented that the business combination may or may not qualify as a tax-free reorganization and that ROI plans to report the business combination for U.S. federal income tax purposes as a tax-free reorganization. Therefore, please provide an opinion that supports the tax matters and consequences to ROI shareholders and warrantholders of the business combination. Note that counsel can address in its opinion any uncertainty or inability to opine on particular tax consequences. For further guidance on the form and substance of tax opinions and disclosure of the tax consequences by the registrant, refer to Staff Legal Bulletin No. 19.

Response: The Company has provided an opinion of tax counsel to ROI that supports the tax matters and consequences to ROI stockholders and warrantholders of the Business Combination and the warrant amendment.

Ascend India’s Industry Overview

The Wireless Telecommunication and Tower Industry in India

Indian tower industry, page 135

28.	We note your disclosure regarding the largest tower companies in India. To provide context, please expand your disclosure to discuss the total number of towers and total number of operators in India.

Response: The Company has revised the disclosure on page 147 in accordance with the Staff’s comment. In addition, pursuant to the Staff’s comment 39 on the initial filing of the Registration Statement, the Company is supplementally providing to the Staff the reports relied upon in connection with making the requested revisions.

Predecessor Ascend Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 149

Critical Accounting Policies – Property, plant and equipment, page 154

29.	We note your response to comment 42. You indicated that you evaluated your estimates of residual value and useful life once every three years. In this regard, please tell us your consideration of IAS 16.51, which states that such estimates shall be reviewed at least once a year.

United States Securities and Exchange Commission September 11, 2015 Page 11 of 21

Response: The Company has revised the disclosure on page 167 to clarify that estimates of residual value and useful life are reviewed every year, but that there has been no change over the past three years.

Ascend Telecom Holdings Limited Predecessor Financial Statements March 31, 2015

Notes to Combined Financial Statements

3.2 Revenue Recognition, page F-10

30.	We note your response to comment 51. You indicated that a small portion of lease payments were for other services provided. In this regard, please tell us the following:

•	The amount of service revenue as a percentage of total monthly lease payments;

•	How you quantify and account for the service revenue;

•	The type of services provide to your customers;

•	Whether you charge the same amount of service fee to all the customers; and

•	The accounting standards that you follow in your revenue recognition for the lease rentals and services.

Response: The Company respectfully advises the Staff that the most predominant portion of lease payments is toward the use of sites. Further, the recovery of energy charges is invoiced and accounted separately. Pursuant to the Master Services Agreement (“MSA”) signed with the telecom operators, Ascend India is also responsible for some additional activities. These activities mainly consist of: (i) supervision, co-ordination and control of infrastructure equipment at the sites and (ii) provision of security guards at the sites to safeguard Ascend India’s and its customer’s assets. Regarding activities at (i), the Company respectfully submits that they are purely administrative in nature and are required to ensure smooth execution of lease agreements. Accordingly, they are incidental to the lease arrangement and do not constitute separate services which are distinct from the lease arrangement. Moreover, performance of these activities involves only minimum efforts on the part of Ascend India. This is further evident from the fact that Ascend India provides for these activities together for a group of towers, and not on an individual tower basis.

United States Securities and Exchange Commission September 11, 2015 Page 12 of 21

Regarding the provision of security guards, it should be noted that the security guards retained by Ascend India are not required to exhibit specialized skill sets or high levels of training. Instead, their key function is to ensure that third parties do not interfere with the assets of the company or its tenant. Considering this and the fact that prevailing wages in India for such services are quite low, the incremental cost to Ascend India of providing these services is very low. Moreover, there is only one security guard at each ground based tower to protect the assets of Ascend India and its tenant. Consequently, the overall services component is very small and highly immaterial. The energy charges are separately considered as mentioned earlier.

Accordingly, the Company respectfully advises the Staff of following with respect to the small portion of lease payments for other services:

The amount of service revenue as a percentage of total monthly lease payments:

•	The Company has estimated that the amount of costs incurred for other services and administrative activities, including security expenses as a percentage of total monthly lease revenue, is approximately 1.9%. Moreover, one cannot expect significant margin on these activities. This is particularly a result of the fact that Ascend India has engaged an external agency to provide security guard services, and such services are available to any person or company at the same rate. Accordingly, in fair value terms also, the amount of service revenue (including administrative activities) will not exceed 2% of total lease rental.

How you quantify and account for the service revenue:

•	The Company estimates the amount of service revenue based on the level of activities undertaken and cost incurred toward the same. To estimate fair value, the Company has estimated the level of likely margin for performing these activities. Based on the estimation process, management has determined that separation of service revenue would have a highly insignificant impact on the financial statements. There will not be any substantial improvement in the quality of the financial statements. Consequently, the cost to the Company will increase the expected benefit. Therefore, the Company does not treat the same separately and these are included as a part of monthly lease payments.

The type of services provided to your customers:

•	Please refer to the description above.

Whether you charge the same amount of service fee to all the customers:

•	This service fee is not invoiced separately to any customer. As mentioned above, these services are incidental to the provision of infrastructure and are provided to all customers who have entered into a site rental agreement as part of the provision of the site itself.

The accounting standards that you follow in your revenue recognition for the lease rentals and services:

•	The Company follows IAS 17 Leases to recognize revenue for the lease rentals. Services discussed above are not segregated from lease revenue for the reasons discussed above.

United States Securities and Exchange Commission September 11, 2015 Page 13 of 21

31.	We note your response to comment 52. You indicated that you determined the arrangement is a lease based on the guidance in IFRIC 4 as the site-level agreement satisfies the conditions specified in paragraphs 6(a) and (b) of IFRIC 4. In this regard, please provide us the following information:

•	The nature and purpose of site-level agreement;

•	A detailed analysis of the terms in the agreement and how these terms meet the requirement of IFRIC 4.6-9. For example, your analysis should provide factors you considered in concluding that the arrangements explicitly or implicitly convey the right to use the specific assets.

Response: The Company respectfully advises the Staff as follows:

The nature and purpose of site-level agreement:

•	The MSA entered into with each customer sets out the overall framework for provision of services by Ascend India, including mutual covenants, terms and conditions and understandings between Ascend India and the customer with regard to provision of service. The MSA also sets forth the rate of rental per site to be charged to the customer which is the same on a pan-India basis. However, the MSA does not specify the exact site where services will be rendered and other aspects related to use of the site. These aspects are specifically contained in the site-level agreements, which are signed subsequently based on location demand of the customers. The site-level agreement specifies exact location (latitude/longitude) of the site and various technical specifications of the site. The site-level agreement is counter signed by Ascend India and the customer. Ascend India builds the site on that basis and gives a Ready for Installation (“RFI”) notice to the customer confirming site access availability for installing the telecom equipment.

•	Among other matters, the composite effect of the MSA and site-level agreement is that they provide specific site (i.e., a specific slot on a tower) which will be used by the telecom operator. The telecom operator installs its telecom equipment on the site allocated. Ascend India cannot move the telecom operator’s equipment from the site without agreement with telecom operator.

A detailed analysis of the terms in the agreement and how these terms meet the requirement of IFRIC 4.6-9. For example, your analysis should provide factors you considered in concluding that the arrangements explicitly or implicitly convey the right to use the specific assets.

•	Analysis of IFRIC 4:

In accordance with paragraph 6 of IFRIC 4, determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether:

United States Securities and Exchange Commission September 11, 2015 Page 14 of 21

(a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and

Paragraph 7 and 8 of IFRIC 4 elaborates condition (a) above. As indicated above, the composite effect of the MSA and site-level agreement is that they provide specific sites (i.e., a specific slot on a tower) which will be used by the telecom operators. The telecom operator installs its telecom equipment on the site allocated. Ascend India cannot move the telecom operator’s equipment without consent of the telecom operator. Ascend India does not have the ability or right to provide services using other sites not specified in the agreement. Therefore, the first condition for applicability of IFRIC 4 is met.

(b) the arrangement conveys a right to use the asset.

Paragraph 9 elaborates condition (b) above. It provides three conditions, the satisfaction of any one of which indicates that the purchaser has a right to use the asset. One of the conditions given in paragraph 9 of IFRIC 4 is, “The purchaser has the ability or right to control physical access to the underlying asset while obtaining or controlling more than an insignificant amount of the output or other utility of the asset.”

Upon execution of a service contract in respect of a specific site, the telecom operator has the right to install the equipment at such site. The telecom operator has access to each such site for installation activities and subsequently using installed equipment. Ascend India is required to provide the telecom operator the necessary means of access for the said purposes. The access is restricted to the customer or its appointed representative. Ascend India can share the assets with another customer but cannot give access for the same slot on the site to any other customer or telecom operator. The right acquired in this manner by telecom operator demonstrates that it has the right to control physical access to the site shared by it.

The utility of the asset is obtaining a place on the tower to install the equipment. This utility is entirely obtained by the telecom operator signing the site-level agreement.

Therefore, the telecom operator has the right to control the use of the asset and therefore such arrangement conveys the right to use the asset.

Considering the above analysis, it is clear that the arrangements entered into by Ascend India are or contain a lease under IFRIC 4. To support this view, the Company has looked at publicly available annual reports of some tower companies in India and globally, including American Tower Corporation, Crown Castle International Corp., and Bharti Infratel Limited. They have also accounted for similar arrangements as a lease.

3.14 Cash and Cash Equivalents, page F-18

United States Securities and Exchange Commission September 11, 2015 Page 15 of 21

32.	Please revise your policy to include your considerations of IAS 7.7 as described in your response.

Response: The Company has revised its disclosure in Note 3.14 “Cash and cash equivalents” to the Combined Financial Statements to include its considerations to describe cash equivalents in accordance with IAS 7.7.

17. Impairment Testing of Goodwill, page F-30

33.	We note your response to comment 55. IAS 36.68 states that “an asset’s cash generating unit (CGU) is the smallest group of assets that includes the asset and generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.” We note the Company owned and operated over 4,000 towers in 28 states across India. Please tell us in detail the following.

•	How management monitors the Company’s operations such as by individual tower, group of towers, individual locations or regional areas.

•	The reason that there is no CGU at a level lower than your one operating segment and how their cash inflows are largely dependent on the cash inflows from other assets or group of assets.

•	The reason that you did not consider the tower or group of towers as a separate CGU.

Response: The Company respectfully advises the Staff that the Company has concluded that Ascend India is considered as a CGU for goodwill impairment analysis based on IAS 36 Impairment of Assets.

•	The MSAs entered into with the customers provide coverage to the customers across India. The cash inflows generated by renting passive infrastructure are based on these MSAs. These MSAs are negotiated on pan-India basis and rates are common across all towers within India territory. Ascend India cannot exit/stop operations in one region/circle without significantly impacting revenue from other regions/circles. The Company analogizes this situation to the example in paragraph 68 of IAS 36. Like a bus company that cannot close one route without impacting revenue from other routes, Ascend India cannot stop operation of a tower or all towers in one region/ circle, without significantly impacting revenue from other circles/regions. In addition, there is no incremental cost of operating in any location, in terms of an investment in the form of a license fee or in the form of an initial capital expenditure for laying down the sites. Therefore, CGU has been determined on a pan-India basis.

•	Ascend India is economically compelled to maintain operations in all regions due to the demand of sites from the customers. The business of Ascend India is unregulated and does not require a license to operate in any region within India. Theoretically, Ascend India can start operations with a single tower asset or towers in a single region. However, it is not practically possible or commercially feasible. Telecom operators typically have pan-India operations. They prefer dealing with tower companies with the ability to access sites across India. Therefore, the operations of Ascend India at the pan-India level are highly inter-related and inter-dependent.

United States Securities and Exchange Commission September 11, 2015 Page 16 of 21

•	The operating segment cannot be divided into smaller CGUs since cash inflows cannot be identified for a lower level than a segment due to pan-India MSAs. The service level agreements, covenants and other terms of such contracts are monitored on a MSA basis signed with the customers for pan-India.

•	The telecom operator (i.e. the customer), based on the demand driven by its RF planning, requisitions towers from a tower company. These towers may be sought by the telecom operator at a countrywide geographical spread where the telecom operator provides its services. The MSA provides coverage to the customers across India where the customer operates. It provides services to the customers as per the customer order irrespective of the circle/region. Therefore, the Company has not considered the tower or group of towers as a separate CGU.

•	Ascend India monitors its results of operation at the pan-India level. The reference to 28 states across India is to indicate the geographical spread of operations of Ascend India. It does not relate to monitoring the operations of Ascend India. Additionally, from a cost perspective, vendor contracts entered into by Ascend India for major services such as power and fuel, operating and maintenance, etc. are at the pan-India level. The management views towers on a pan-India basis consistent with the interdependencies of the towers as they relate to serving our customers.

•	Considering customer and vendor agreements, there are significant synergy benefits arising for pan-India operations.

34.	We further note that you organized towers by region and by circle. Please tell us the factors you considered pursuant to paragraph 5 of IFRS 8 in concluding that each region and circle is not an operating segment.

Response: The Company respectfully advises the Staff that the MSAs entered into with the customers are at the pan-India level. These contracts contain pricing, rebates, credit and other key terms, considering the pan-India operations. Ascend India cannot exit/stop operations in one region/circle without substantially impacting revenue from other regions/circles. Therefore, the operations of Ascend India at the pan-India level are highly inter-related and inter-dependent.

The agreements with major vendors are entered and monitored centrally. Like customer contracts, vendor contracts also contain pricing, rebates, credit and other key terms considering pan-India operations. Ascend India cannot exit/stop operations in one region/circle without significantly impacting cost from other regions/ circles.

United States Securities and Exchange Commission September 11, 2015 Page 17 of 21

Ascend India has a presence in various regions and circles in India. However, as stated above, this indicates only the geographical spread of operations. It does not reflect how the operations of Ascend India are organized or how it monitors its operations. Ascend India’s performance is measured and monitored at a single consolidated level. In addition, please refer to the Company’s response to comment 33, above.

The lowest component for which discrete financial information is available in Ascend India is for its entire operations. It is not possible to segregate financial information for any component of the business, since MSA signed with customers is on all-India basis. Similarly, vendor contracts for major costs are on a pan-India basis.

Results reviewed by the management and the CODM are on a pan-India basis, since decisions cannot be taken affecting operations of only specific region of India. All decisions, monitoring of operations, contract negotiations, treasury operations, HR operations are centralized at the corporate level for pan-India as a whole.

The cash inflows cannot be independently identified for each circle or region because of the high interdependency between various circles or regions.

24. Interest Bearing Loans and Borrowings, page F-37

35.	We note your response to comment 56 and your 24.8 disclosure. Please expand to disclose whether you are in compliance with all of the debt covenants related to your loans and borrowings other than the CDR scheme as of March 31, 2015.

Response: The Company respectfully advises the Staff that it is in compliance with all of the debt covenants related to its loans and borrowings and has revised Note 24.8 in the combined financial statements to clarify this.

34. Segment Information, page 47

36.	We note your response to comment 58. You indicated that the CEO and CFO are the CODM. Please provide us the following information:

•	Describe the operating results regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance. We note that resources are generally allocated based on the customer orders received by AITPL in a particular region.

United States Securities and Exchange Commission September 11, 2015 Page 18 of 21

•	We note that the discrete financial information of the segment is provided to the CODM. Please tell us the following:

i.	The type of the discrete financial information prepared, and the specific information provided to and excluded from the reports provided to the CODM;

ii.	How the discrete financial information are prepared. For example, whether the information is prepared at regional level or circle level;

iii.	How frequently the discrete financial information is provided; and

iv.	How discrete financial information is used in allocating the resources.

•	Tell us the title and describe the role and responsibility of each of the individuals who report to the CODM.

•	How often the CODM meets with each of the individuals who report to him. In your response, please tell us the following.

i.	The financial information the CODM reviews to prepare for those meetings;

ii.	Specify the type of financial information discussed in those meetings, and how the information is used in the CODM’s decision making process; and

iii.	The people who attend those meetings.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

•	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

•	Describe the basis for determining the compensation for each of the individuals that report to the CODM.

Response: The Company respectfully advises the Staff as follows:

United States Securities and Exchange Commission September 11, 2015 Page 19 of 21

•	The CODM reviews monthly MIS statements. These MIS statements contain operating results through the Statement of Profit and loss and the Statement of Cash flows, prepared at the pan-India level. These reports are primarily used by the CODM to make resource allocation decisions and assess performance. The CODM reviews the information on a pan-India basis to make resource allocation. Based on the customer order received, the funds are channelized to fulfill the order. The yearly budgets are prepared and the targets are set for the company as a whole and not further segregated into any region/circles.

•	The following discrete financial information is provided to the CODM:

i)	MIS statements provide financial information relating to Monthly Revenue, Gross Margin, EBITDA and profit or loss for Ascend India vis-à-vis Budget, a Cash flow statement, YTD actuals and forecast for next quarter to assess immediate fund requirement for the business. These MIS statements are prepared at the pan-India level, i.e. for the Company as a whole.

ii)	The above information is prepared for Ascend India as a whole, at the pan-India level.

iii)	This information is prepared on a monthly basis.

iv)	Actual tower rollout numbers, tenancy numbers, gross margin and EBITDA are compared every month with budget in order to ensure that budgeted numbers are achieved month after month. The next quarter cash flow forecast is used to estimate immediate fund requirement so that funds are arranged in time to ensure smooth operations. This information is reviewed at the pan-India level.

•	The titles and descriptions of the roles and responsibilities of each of the individuals who report to the CODM are as follows:

Chief Operating Officer – Responsible for operations of existing towers and maintenance of assets.

Chief Supply Chain and Commercial Officer – Responsible for procurement of materials and services required for the operations of Ascend India.

Head of Technology and Energy Management – Responsible for project rollout and ensuring energy efficiency at optimum level in all towers.

National Head Sales and Marketing – Responsible for getting new sales orders from customers, collection of outstanding from customers and addressing all issues with customers.

Human Resources Chief – Responsible for hiring and retaining talent.

United States Securities and Exchange Commission September 11, 2015 Page 20 of 21

Treasury operations are managed by the CFO itself on a pan-India basis.

These persons are functional heads, specialized in their area of operation. They do not head any separate business units earning revenue or expense. Rather, they all contribute toward single revenue generating activity.

•	The manner of reviews conducted by the CODM:

i)	The CODM meets with functional heads (as mentioned above) who report to him every week to review actual performance against budget and to identify any bottlenecks so that corrective action is taken in time. Every week the National Head of Sales and Marketing circulates a pan-India-level report called “Closely Watched Numbers” (CWN) which contains new orders received, orders delivered, new tenants added, collections from customers and site uptime which are not segregated in any region or circle in particular for monitoring. This report is discussed in the weekly meeting.

ii)	In addition, the CODM meets all functional heads, who report to him, once a month to review MIS reports focusing on actual revenue, gross margin, EBITDA and cash flow as compared to budget.

iii)	All functional heads who report to the CODM attend these meetings.

•	Budgets are prepared for every financial year and circulated to all functional heads before commencement of financial year. These budgets are on a pan-India basis. Revenue is computed based on rollout plan, expected tenancies and expected tenancy rates during the financial year. Expenses are budgeted based on estimates from each functional head. The budget is approved by the Board of Directors. The CODM reviews the rollout plan, tenancy plan, major expense heads, gross margin and EBITDA numbers in the budget (at the pan-India level) with functional heads before placing it to the Board of Directors for approval.

•	In the monthly review meeting, the CODM reviews actual performance vis-à-vis budget with all functional heads based on MIS reports. In this meeting, wherever actual results differ from budget, the concerned functional head responsible and accountable for that activity explains to the CODM detailed reasons for the adverse variation and the details of various corrective actions initiated by respective team to prevent recurrence of such variation in the future. In case any additional input is required, the same is requested in that meeting. In case any specific support is required from other functional heads, it is also indicated in that meeting. Timelines for correction of the variance is also indicated in the meeting. In the subsequent review meetings compliance of implementation of corrective actions committed are checked.

United States Securities and Exchange Commission September 11, 2015 Page 21 of 21

•	Compensation for each of the functional heads is determined based on functional responsibility at the pan-India level, their individual performance and the performance of the company at pan-India level.

Exhibit 5.1 – Opinion of Appleby (Cayman) Ltd. regarding the validity of the ordinary shares being registered

37.	Please have counsel revise its opinion to disclose the number of shares that it is opining upon and to address the shares being offered for resale.

Response: Counsel has revised its opinion in accordance with the Staff’s comment.

* * * * * * *

The Company believes that the information contained in this response letter, together with the revised disclosure in Amendment No. 2, is responsive to the Staff’s comments set forth in the Comment Letter.

Should you have any questions, please contact me at (212) 326-7874 or by e-mail at jtowen@jonesday.com.

Thank you for your continued assistance. We look forward to the receipt of any additional questions or comments the Staff may have.

Very truly yours,

/s/ John T. Owen
John T. Owen

cc: Sushil Kumar Chaturvedi (Ascend Telecom Holdings Limited)